UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 30, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com
For immediate release
April 30, 2007
Methanex Shares to be Listed on the Santiago Stock Exchange
Methanex Corporation announced that its shares have been registered for trading on the Foreign Securities Market of the Santiago Stock Exchange of Chile. The shares will commence trading on May 3, 2007 in United States dollars under the trading symbol “Methanex”.
Bruce Aitken, President and CEO of Methanex, who will be in Santiago on May 3 to mark the commencement of trading, commented, “We are very pleased to offer our shares for trading in Chile and help facilitate the opportunity for Chilean investors to invest in our Company and the methanol industry in Chile. Our plant site in Southern Chile produces approximately 10% of the world’s methanol supply and is our largest asset, with a replacement value of about $US 2.5 billion.”
Paul Schiodtz, Senior Vice President of Methanex in Latin America added, “We are excited about the prospect of having local stakeholders in our Company to help support an important domestic industry for our company and the economy in Southern Chile. Methanex generates about 2,000 jobs and 70% of the exports from the Magallanes Region.”
Methanex is a Vancouver based, publicly-traded company and is the world’s largest producer, distributor, and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and, effective May 3, on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
- end -
Investor Relations Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600